[Full House Resorts Letterhead]

November 21, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Shannon Sobotka, Staff Accountant
William Demarest, Staff Accountant

Re:	Full House Resorts, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 30, 2016
File No. 1-32583

Dear Ladies and Gentlemen:

This letter sets forth the response of Full House Resorts, Inc. (the "Company") to the comment letter dated November 14, 2016, from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company's Form 10-K for the year ended December 31, 2015 (the "2015 Form 10-K").

The Company's response to the Staff's comment is indicated below, directly following a restatement of the comment in bold, italicized type.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies

Fixed Asset Capitalization and Depreciation Policies, page 45

1.
Staff Comment: In future filings, please expand your capitalization policy. Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses. To the extent that they are material, development rights and pre-acquisition costs (e.g. survey costs, legal costs, etc.) should also be discussed. In addition, please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Lastly to the extent significant, please disclose the amount of salaries and other general and administrative expenses that were capitalized and a discussion of any significant fluctuation in your capitalization rates from period to period.

United States Securities and Exchange Commission
Attention: Shannon Sobotka and William Demarest
November 21, 2016

Company Response: The Company respectfully acknowledges the Staff's comment, and in connection with future reports to be filed by the Company pursuant to the Securities Exchange Act of 1934, as amended, the Company will expand the disclosure regarding its capitalization policy. To the extent applicable or material, the disclosure will include a discussion regarding those matters set forth in the Staff's comments.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (702) 221-7862.

Sincerely,

/s/ Lewis A. Fanger

Lewis A. Fanger

cc:    Daniel R. Lee
Elaine Guidroz
Michael J. Bonner, Esq.